Exhibit 99.1

First Mining Files Early Warning Report in Respect of Treasury Metals Inc.

VANCOUVER, BC, July 15, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) announces that it has filed an early warning report with respect to Treasury Metals Inc. (the "Treasury Metals") in connection with First' Mining's ownership of common shares of Treasury Metals ("TML Shares") and common share purchase warrants of Treasury Metals ("TML Warrants").

Pursuant to a share purchase agreement dated June 3, 2020 among Treasury Metals and First Mining, Treasury Metals acquired all of the issued and outstanding shares of Tamaka Gold Corporation (the "Transaction"), a wholly-owned subsidiary of First Mining at the time and the indirect owner of the Goldlund Gold Project (the "Goldlund Project"), from First Mining in exchange for, among other things, 130,000,000 TML Shares and 35,000,000 TML Warrants. As a result of a 3:1 share consolidation which was undertaken by Treasury Metals and which became effective on August 11, 2020 (the "Consolidation"), the number of TML Shares held by First Mining immediately after the Consolidation was reduced to 43,333,332 TML Shares, and the number of TML Warrants held by First Mining was reduced to 11,666,666 TML Warrants. For more details about the Consolidation, please refer to the news releases of Treasury Metals dated August 5, 2020 and August 12, 2020.

In connection with the Transaction, First Mining agreed to use commercially reasonable efforts to distribute to First Mining's shareholders, within twelve months of closing the Transaction, a portion of the TML Shares, and all of the TML Warrants, received by First Mining under the Transaction. On July 15, 2021, First Mining distributed 23,333,333 TML Shares and 11,666,666 TML Warrants to First Mining shareholders of record as of July 14, 2021, on a pro rata basis, by way of a reduction in the capital of the common shares of First Mining (the "Distribution"). Each TML Warrant is exercisable, on a cashless basis only, for one TML Share at an exercise price of $1.50 per TML Share, and each TML Warrant has an expiry date of August 7, 2023.

The Distribution was made pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) and did not take place through the facilities of any stock exchange or any other marketplace. As noted above, the record date of the Distribution was July 14, 2021, and the effective date of the Distribution was July 15, 2021.

Prior to the Distribution, First Mining held 43,333,332 TML Shares (on a post-Consolidation basis), representing approximately 33.29% of the outstanding TML Shares on a non-diluted basis and 11,666,666 TML Warrants (on a post-Consolidation basis). Assuming the full exercise of the TML Warrants held by First Mining, an aggregate of 54,999,998 TML Shares would have been owned by First Mining, which would have represented approximately 42.25% of the outstanding TML Shares.

As a result of the Distribution, First Mining's ownership interest in Treasury Metals decreased to 19,999,999 TML Shares, representing approximately 15.36% of the outstanding TML Shares on a non-diluted basis, based on the number of TML Shares issued and outstanding immediately following the completion of the Distribution. First Mining does not hold any TML Warrants following the Distribution.

First Mining believes that the Distribution will provide a number of benefits to its shareholders, including: (i) allowing its shareholders to directly benefit from the value-enhancing Transaction, by returning value to such shareholders through the Distribution to them of TML Shares and TML Warrants; and (ii) providing its shareholders with the opportunity to participate in the future success of the Goldlund Project by becoming direct shareholders of Treasury Metals.

First Mining will continue to review its investment alternatives from time to time and may determine to increase or decrease its equity ownership in the Issuer through the acquisition or sale of additional outstanding TML Shares or other securities of Treasury Metals, either through open market or privately negotiated transactions in accordance with applicable securities laws.

About Treasury Metals Inc.

Treasury Metals Inc. was incorporated under the laws of the Province of Ontario under the Business Corporations Act (Ontario). The head office of the Issuer is located at the Exchange Tower, 130 King Street West, Suite 3680, Box 99, Toronto, Ontario M5X 1B1. The Shares and Warrants are traded on the Toronto Stock Exchange.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with  Big Ridge Gold) Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.  Its head office is located at the following address: Suite 2070 - 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2.

This news release is being issued in accordance with National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. To obtain a copy of the early warning report, please contact Janet Meiklejohn, First Mining's Vice President, Investor Relations, at 1.844.306.8827, or by e-mail: info@firstmininggold.com, or refer to SEDAR (www.sedar.com) under First Mining's profile.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Janet Meiklejohn | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 22:41e 15-JUL-21